DEXIA

RECEIVED

2008 SEP 26 A 11:05

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

08005091

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

September 16th, 2008

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam,

We send you enclosed the English version of the press releases of September 15th 2008.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
OCT 01 2008
THOMSON REUTERS

Olivier Van Herstraeten
Secretary General

dlw 9/30

Dexia SA
Place Rogier 11
B - 1210 Bruxelles

Tél. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Compte N° 068-2113620-17
RPM Bruxelles TVA BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tél. +33 1 58 58 77 77
Fax +33 1 58 58 86 00

DEXIA

Regulated information – Brussels, Paris, September 15, 2008 – 02:30 pm

Dexia announced its exposure to Lehman Brothers Holdings Inc. following the US investment bank holding's intention to file a petition under Chapter 11 of the U.S. Bankruptcy Code. Total unsecured direct long term bond credit exposure to the holding company stands at around EUR 500 million. Other exposures are collateralized with haircuts and mainly refer to repo transactions with notional amount of EUR 1.5 billion and to a EUR 282 million Negative Basis Trade AAA transaction.

Information réglementée – Bruxelles, Paris, le 15 septembre 2008 – 14h30*

Dexia annonce son exposition sur Lehman Brothers Holdings Inc. suite à l'intention du [2]holding de la banque d'investissement américaine de se placer sous la protection du chapitre 11 de la loi américaine sur les faillites ("chapter 11 of the U.S. Bankrupcy Code"). Le total des expositions directes en risque de crédit sur des obligations à long terme et non garanties sur la société holding s'élève à environ EUR 500 millions. Les autres expositions sont collatéralisées après déduction de « haircuts » et sont principalement relatives à des conventions de cession-rétrocession (« repo ») dont le montant notionnel est de EUR 1,5 milliards et à une transaction de prêt de bilan (« negative basis trade ») notée AAA pour EUR 282 millions.

** Dexia est une société cotée. Ce communiqué contient de l'information soumise aux prescriptions en matière de transparence.*

Gereglementeerde informatie – Brussel, Parijs, 15 september 2008 – 14.30 u*

Dexia verstrekt informatie over zijn uitstaand risico op Lehman Brothers Holdings Inc. nadat de holding van de Amerikaanse investeringsbank bekendmaakte dat ze van plan is om zich onder bescherming te plaatsen van hoofdstuk 11 van de Amerikaanse faillissementswetgeving. Het totaal rechtstreeks kredietrisico op niet gedekte langetermijnobligaties tegenover de holding komt uit op ongeveer 500 miljoen EUR. De andere risico's zijn gedekt na aftrek van "haircuts" en omvatten voornamelijk repo-transacties met een notioneel bedrag van 1,5 miljard EUR en een AAA genoteerde "Negative Basis Trade"-transactie van 282 miljoen EUR.

** Dexia is een beursgenoteerd bedrijf. Dit persbericht bevat informatie die onderworpen is aan de transparantievoorschriften.*

END

Dexia *(www.dexia.com) is a European bank and the world leader in local public finance. Dexia is one of the top twenty banking groups in the euro zone with a stock market capitalization of EUR 11.7 billion and more than 36,500 employees in 39 countries as of June 30, 2008. Dexia has one of the highest credit ratings in the banking industry. Dexia's development strategy is based on two pillars: its Universal Banking business in Europe (Belgium, Luxembourg, Slovakia and Turkey), and world leadership in Public/Project Finance.*

Press department Brussels	*+32 2 213 50 81*	*Investor Relations Brussels*	*+32 2 213 57 46*
Press department Paris	*+33 1 58 58 86 75*	*Investor Relations Paris*	*+33 1 58 58 85 97*

Dexia S.A. - 11, Place Rogier B-1210 Brussels - 1, Passerelle des Reflets, Paris-La Défense 2, F-92919 La Défense Cedex